===============================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           --------------------------

                               AMENDMENT NO. 1
                                      TO
                                 SCHEDULE 14D-9
                Solicitation/Recommendation Statement Pursuant to
             Section 14(d)(4) of the Securities Exchange Act of 1934

                           --------------------------

                         NEWPORT NEWS SHIPBUILDING INC.
                            (Name of Subject Company)

                         NEWPORT NEWS SHIPBUILDING INC.
                      (Name of Persons Filing Statement)

                     Common Stock, Par Value $0.01 Per Share
                  (Including Associated Series A Participating
                   Cumulative Preferred Stock Purchase Rights)
                           (Title of Class of Securities)

                                    652228107
                        (Cusip Number of Class of Securities)

                           --------------------------

                            Stephen B. Clarkson, Esq.
                         Newport News Shipbuilding Inc.
                             4101 Washington Avenue
                             Newport News, VA 23607
                                 (757) 380-2000

           (Name, Address and Telephone Number of Person Authorized to
                 Receive Notices and Communications on Behalf of
                         the Persons Filing Statement)

                           --------------------------

                                 With copies to:
                               Richard Hall, Esq.
                             Cravath, Swaine & Moore
                                825 Eighth Avenue
                               New York, NY 10019
                                 (212) 474-1000


===============================================================================


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

          Newport News Shipbuilding Inc., a Delaware corporation (the "Company"), hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9, filed with the Securities and Exchange Commission on May 4, 2001 (the "Schedule 14D-9"), with respect to the offer by Grail Acquisition Corporation (the "Purchaser"), a wholly owned subsidiary of General Dynamics Corporation, a Delaware corporation ("General Dynamics"), to purchase all the issued and outstanding Shares of the Company. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 14D-9.

ITEM 7.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

          Item 7(b) of the Schedule 14D-9 is hereby amended and supplemented by adding the following text at the end thereof:

          On May 8, 2001, the Company received a letter from Northrop Grumman Corporation ("Northrop Grumman") in which Northrop Grumman stated its intent to commence an exchange offer for all of the outstanding Shares of the Company. A copy of this letter is attached as Exhibit (a)(5)(C) and incorporated herein by reference. The Company Board will meet in due course to consider Northrop Grumman's proposed exchange offer once the definitive terms of the offer have been made available.

ITEM 8.   ADDITIONAL INFORMATION

          Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text at the end thereof:

          On May 9, 2001, the Company issued a press release, the full text of which is attached as Exhibit (a)(5)(C) hereto and incorporated herein by reference, advising the Company's stockholders to await the recommendation of the Company Board before taking action on the proposed exchange offer by Northrop Grumman.

ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS

          Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

          (a)(5)(C) Text of press release issued by the Company, dated May 9, 2001, and letter from Northrop Grumman to the Company, dated May 8, 2001.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    NEWPORT NEWS SHIPBUILDING INC.


                                    By:     /s/  STEPHEN B. CLARKSON
                                            ------------------------
                                            Name:  Stephen B. Clarkson
                                            Title: Vice President, General
                                                   Counsel and Secretary


Dated: May 9, 2001

                               INDEX TO EXHIBITS


Exhibit No.         Description
----------          -----------

*(a)(1)(A)          Offer to Purchase dated May 4, 2001 (filed as Exhibit
                    (a)(1)(i) to the Schedule TO of General Dynamics
                    Corporation and Grail Acquisition Corporation filed with the Securities and Exchange Commission on May 4, 2001 (the
                    "Schedule TO"), and incorporated herein by reference).

*(a)(1)(B)          Form of Letter of Transmittal (filed as Exhibit (a)(1)(ii)
                    to the Schedule TO and incorporated herein by reference.)

*(a)(1)(C)          Form of Notice of Guaranteed Delivery (filed as Exhibit
                    (a)(1)(i) to the Schedule TO and incorporated herein by reference).

*(a)(1)(D)          Form of Letter to Brokers, Dealers, Commercial Banks,
                    Trust Companies and other Nominees (filed as Exhibit
                    (a)(5)(i) to the Schedule TO and incorporated herein by reference).

*(a)(1)(E)          Form of Letter to Clients for Use by Brokers, Dealers,
                    Commercial Banks, Trust Companies and other Nominees
                    (filed as Exhibit (a)(5)(ii) to the Schedule TO and incorporated herein by reference).

*(a)(1)(F)          Guidelines for Certification of Taxpayer Identification
                    Number on Substitute From W-9 (filed as Exhibit (a)(5)(iii) to the Schedule TO and incorporated herein by reference).

*(a)(1)(G)          Summary Advertisement published on May 4, 2001 (filed as
                    Exhibit (a)(5)(v) to the Schedule TO and incorporated herein by reference).

*(a)(2)             Letter to stockholders from William P. Fricks dated
                    May 4, 2001.

(a)(3)              Not Applicable.

(a)(4)              Not Applicable.

*(a)(5)(A)          Opinion of Credit Suisse First Boston Corporation dated
                    April 24, 2001 (Included as Annex B hereto).

*(a)(5)(B)          Information Statement pursuant to Section 14(f) of the
                    Securities Exchange Act (Included as Annex A hereto).

(a)(5)(C) Text of press release issued by the Company, dated May 9, 2001, and letter from Northrop Grumman to the Company, dated May 8, 2001.

*(e)(1) Agreement and Plan of Merger, dated April 24, 2001, among General Dynamics, the Purchaser and the Company (filed as
                    Exhibit 2.1 to the Company's Current Report on Form 8-K dated April 25, 2001, and incorporated herein by reference).

*(e)(2) Confidentiality Agreement, dated March 26, 2001, between General Dynamics and the Company (filed as Exhibit (d)(2) to the Schedule TO and incorporated herein by reference).

*(e)(3) Amendment No. 1, dated as of April 24, 2001, to the Rights Agreement dated as of June 10, 1998, between the Company and First Chicago Trust Company of New York (now EquiServe Trust Company, N.A.) (filed as Exhibit 2 to the Company's Form 8-A/A dated April 25, 2001, and incorporated herein by reference).

(g)                 Not Applicable.


*Previously filed.

                                                             EXHIBIT (a)(5)(C)

[LOGO OMITTED]

NEWPORT NEWS
SHIPBUILDING                                                      NEWS RELEASE
------------------------------------------------------------------------------
CONTACTS:  Joe Fernandes - Investor Relations          Jerri Dickseski - Media
           (757) 688-6400                              (757) 380-2341


               NEWPORT NEWS SHIPBUILDING ADVISES STOCKHOLDERS TO
             AWAIT BOARD'S RECOMMENDATION BEFORE TAKING ACTION ON
                  NORTHROP GRUMMAN'S PROPOSED EXCHANGE OFFER

     Newport News, VA (May 9, 2001) -- Newport News Shipbuilding (NYSE: NNS) today announced that it has received a letter from Northrop Grumman Corporation (NYSE: NOC) stating their intent to commence an exchange offer of $67.50 per share for all of the outstanding shares of common stock of Newport News Shipbuilding. The letter stated that 75 percent of the consideration to be offered would consist of shares of common stock of Northrop Grumman and 25 percent would consist of cash. The letter did not set forth a proposed exchange ratio for the common stock portion of the proposed offer.

     Newport News Shipbuilding's Board of Directors will meet in due course to consider Northrop Grumman's proposed exchange offer once the definitive terms of the offer have been made available. Newport News Shipbuilding advises stockholders that they need not take any action at this time with respect to Northrop Grumman's proposal and that they should await the response of the Newport News Shipbuilding Board of Directors.

     On April 25, 2001, Newport News Shipbuilding announced that it had signed a definitive agreement with General Dynamics pursuant to which General Dynamics would acquire Newport News Shipbuilding for $67.50 in cash. Pursuant to this agreement, General Dynamics commenced a tender offer to acquire all of the outstanding shares of common stock of Newport News Shipbuilding on May 4, 2001.

     Newport News Shipbuilding designs and constructs nuclear powered aircraft carriers and submarines for the U.S. Navy and provides lifecycle services for ships in the Navy fleet. The Company employs about 17,200 people, and has revenues of approximately $2 billion.


     Investors and security holders are urged to read the solicitation/recommendation statement on Schedule 14D-9, when it becomes available, regarding the proposed tender offer referenced in the foregoing information, because it will contain important information. The tender offer statement on Schedule 14D-9 will be filed with the Securities and Exchange Commission by Newport News Shipbuilding. Investors and security holders may obtain a free copy of the solicitation/recommendation statement on Schedule 14D-9 (when it is available) and other documents filed by Newport News Shipbuilding with the Commission at www.sec.gov. The solicitation/recommendation statement on Schedule 14D-9 and these other documents may also be obtained when they are available by contacting NNS Investor Relations at 757-688-6400.










           4101 Washington Avenue Newport News, Virginia 23607-2770
                              http://www.nns.com

Northrop Grumman
                                                        Chairman of the Board
                                                            President and
                                                        Chief Executive Officer


May 8, 2001


Mr. William P. Fricks
Chairman and Chief Executive Officer
Newport News Shipbuilding Inc.
4101 Washington Avenue
Newport News, VA 23607-2770

Dear Bill,

We were disappointed by your April 25th announcement that Newport News had agreed to be acquired by General Dynamics for cash without exploring alternatives with Northrop Grumman. Moreover, we believe your proposed transaction with General Dynamics raises serious antitrust issues. As the Department of Defense previously noted, over 75% of the total shipyard engineering talent and over 95% of the shipbuilding Navy R&D investment would exist in a combined General Dynamics-Newport News entity. Furthermore, this combination would leave the nation vulnerable to only one nuclear capable submarine and shipbuilder.

While you stated that a nuclear "monopoly" already exists due to your recent history of Navy approved "teaming" with General Dynamics (your only nuclear capable competitor), we believe, and we believe many already agree, that there is enormous national security value for the United States in maintaining, not eliminating, competition. In short, we believe the General Dynamics-Newport News combination would eliminate competition, endanger national security and be costly both to the Navy and to the American taxpayer.

A business combination between Northrop Grumman and Newport News, on the other hand, should receive regulatory approval, and will be of greater benefit to your stockholders and other constituencies than would your current agreement with General Dynamics. Our Board of Directors has authorized me to advise you that we will match General Dynamics' offer of $67.50 per share for all the outstanding shares of Common Stock of Newport News, comprised 75% of Northrop Grumman common stock with the remainder in cash. We expect to commence an exchange offer shortly, subject to customary conditions.

Mr. William P. Fricks
May 8, 2001
Page 2


We have great respect for Newport News' management team expect that it would be well-represented in the senior management ranks of the combined shipbuilding business, including mutually agreed upon possible Board representation. A combination of Newport News and Northrop Grumman would offer a variety of benefits, including significant cost savings to the Navy and the opportunity for Newport News' employees and communities to become part of a larger, more diversified defense company.

Northrop Grumman believes its proposal is superior to the General Dynamics offer for the following reasons:

     a) Certainty of Completion. Northrop Grumman can provide Newport News shareholders with greater certainty of completion than the current merger agreement with General Dynamics. As previously mentioned, the General Dynamics combination would create a monopoly for submarines and naval nuclear propulsion. The combination would result in a significant majority of U.S. Navy ship-related revenues and nearly all of the Navy-related shipbuilding R&D in a single company. In contrast, the businesses of Northrop Grumman and Newport News, while not overlapping, do provide opportunities for efficiencies, and the combination of our two companies would preserve the current competitive landscape of the military shipbuilding industry.

     b) Superior Overall Value. Our proposal provides Newport News shareholders with the opportunity to retain an equity interest in one of the industry's leading diversified defense electronics, systems integration, information technology and shipbuilding enterprises with significant market capitalization and potential for further appreciation. Our proposal provides Newport News shareholders with the opportunity to elect the consideration of their choice (i.e., cash, Northrop Grumman common stock or a combination of both) and exchange their shares for Northrop Grumman common stock on a tax-free basis, providing superior value to General Dynamics' taxable transaction.

                                                                             3
Mr. William P. Fricks
May 8, 2001
Page 3


Our company's extensive experience in reviewing acquisition opportunities gives us the ability to conduct an efficient and expeditious due diligence process. We are prepared to move quickly in completing any potential transaction in an effort to meet any reasonable time schedule established by you and are prepared to negotiate a merger agreement consistent with the structure of our proposal on terms substantially similar to your agreement with General Dynamics. As such, your Board of Directors should be aware that, once we have completed due diligence, we will be prepared to enter into negotiations immediately with respect to all aspects of our proposal.

Our offer is a fully financed, cash and stock offer for all Newport News shares. As a company with $15 billion in revenues, an investment grade credit rating, a market capitalization of $8 billion and 80,000 employees, Northrop Grumman clearly has the financial wherewithal to consummate a transaction with Newport News. Accordingly and consistent with the terms of your merger agreement with General Dynamics, we believe the Board of Directors of Newport News has a fiduciary obligation to provide its shareholders with the opportunity to consider and take advantage of our offer. We trust that you will not take any action that would prevent shareholders from having a full opportunity to consider our offer.

We are convinced this transaction is truly a "win-win" opportunity for Newport News shareholders, employees, customers and is in the national interest. Our objective is a transaction that has the full support of you and the Newport News Board of Directors, as well as your employees, shareholders and many loyal customers and suppliers. We believe your Board of Directors will conclude, after considering all the factors and information available, that this offer is a Superior Proposal as defined in your agreement with General Dynamics. Accordingly, we will take the liberty of contacting you shortly to discuss the merits of this offer and arrange for a meeting.


Sincerely,

 /s/ Kent Kresa
---------------------------
Kent Kresa
Chairman, President and CEO

<